DLA Piper US LLP 2000 University Avenue East Palo Alto, California 94303-2214 www.dlapiper.com Peter M. Astiz peter.astiz@dlapiper.com T 650.833.2036 F 650.687.1159 OUR FILE NO. 355856-000010

April 22, 2009

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Super Micro Computer, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
File No. 001-33383

Dear Mr. Krikorian:

This letter is submitted on behalf of Super Micro Computer, Inc. (the “Company”) in reference to the comments that you provided on behalf of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the Company’s Form 10-K for the Fiscal Year Ended June 30, 2008 and Form 10-Q for the Quarterly Period Ended December 31, 2008, as set forth in your letter to Mr. Charles Liang dated March 25, 2009. As a follow up to our discussions with Ms. Melissa Walsh, we are confirming that it is the Company’s plan to provide the Staff with its response on Tuesday, April 28. The Company acknowledges that our discussions with the Staff do not constitute any agreement or confirmation from the Staff that it has approved any extension of the period for the Company to reply.

Please do not hesitate to contact the undersigned at (650) 833-2036 if you have any questions regarding this letter.

Sincerely,

DLA Piper US LLP

/s/ Peter M. Astiz
Peter M. Astiz Partner peter.astiz@dlapiper.com

Cc:	Melissa Walsh, Senior Staff Accountant, SEC
Ryan Houseal, Staff Attorney, SEC
Mark Shuman, Branch Chief – Legal, SEC
Howard Hideshima, Chief Financial Officer, Super Micro Computer, Inc.